Exhibit 3.11

CERTIFICATE OF FORMATION

OF

TALOS ENERGY OFFSHORE LLC

This Certificate of Formation of Talos Energy Offshore LLC (the “Company”), dated April 11, 2012, has been duly executed and is filed pursuant to Section 18-20 I of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company under the Act.

1.	Name. The name of the Company is Talos Energy Offshore LLC.

2.

Registered Office; Registered Agent. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of the Company this 11th day of April, 2012.

/s/ Jon M. Scott
Jon M. Scott
Authorized Person